UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

VIZIO Holding Corp.
(Name of Issuer)

Class A common stock
(Title of Class of Securities)

92858V101
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	92858V101

1	Names of Reporting Persons
Q-Run Holdings Ltd.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☑ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
14,412,115 Class A common stock (see Item 4)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
14,412,115 Class A common stock (see Item 4)
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
14,412,115 Class A common stock
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
13.01% (1)
12	Type of Reporting Person (See Instructions)
CO

(1)	Each Class A common stock of Vizio Holding Corp. (the “Issuer”) has a par value of US$0.0001. Percentage is based on 110,813,782 shares of Class A common stock outstanding and 76,814,638 shares of Class B common stock outstanding, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2021.

CUSIP No.	92858V101

1	Names of Reporting Persons
Foxconn Technology Co., Ltd.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
Republic of China (Taiwan)

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
14,412,115 Class A common stock (see Item 4)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
14,412,115 Class A common stock (see Item 4)
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
14,412,115 Class A common stock
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
13.01% (1)
12	Type of Reporting Person (See Instructions)
CO

(1)	Each Class A common stock of the Issuer has a par value of US$0.0001. Percentage is based on 110,813,782 shares of Class A common stock outstanding and 76,814,638 shares of Class B common stock outstanding, as reported in the Issuer’s Form 10-Q filed with the SEC on November 10, 2021.

CUSIP No.	92858V101

1	Names of Reporting Persons
Foxconn Assembly Holding Corporation
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☑ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
Nevada, U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
4,409,126 Class A common stock (see Item 4)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
4,409,126 Class A common stock (see Item 4)
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
Class A common stock
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
3.98% (1)
12	Type of Reporting Person (See Instructions)
CO

(1)	Each Class A common stock of the Issuer has a par value of US$0.0001. Percentage is based on 110,813,782 shares of Class A common stock outstanding and 76,814,638 shares of Class B common stock outstanding, as reported in the Issuer’s Form 10-Q filed with the SEC on November 10, 2021.

CUSIP No.	92858V101

1	Names of Reporting Persons
Hon Hai Precision Industry Co., Ltd.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
Republic of China (Taiwan)

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
4,409,126 Class A common stock (see Item 4)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
4,409,126 Class A common stock (see Item 4)
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
4,409,126 Class A common stock
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
3.98% (1)
12	Type of Reporting Person (See Instructions)
CO

(1)	Each Class A common stock of the Issuer has a par value of US$0.0001. Percentage is based on 110,813,782 shares of Class A common stock outstanding and 76,814,638 shares of Class B common stock outstanding, as reported in the Issuer’s Form 10-Q filed with the SEC on November 10, 2021.

Item 1.

(a)	Name of Issuer:

VIZIO Holding Corp. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

39 Tesla, Irvine, California 92618, U.S.A.

Item 2.

(a)	Name of Person Filing:

This schedule is filed by and on behalf of:

1.	Q-Run Holdings Ltd. (“Q-Run”)

2.	Foxconn Technology Co., Ltd. (“Foxconn Technology”)

3.	Foxconn Assembly Holding Corporation (“Foxconn Assembly”)

4.	Hon Hai Precision Industry Co., Ltd. (“Hon Hai”)

(b)	Address of Principal Business Office or, if None, Residence:

1.	Q-Run:

No 66-1,Chungshan Road, Tucheng District, New Taipei City, Republic of China (Taiwan)

2.	Foxconn Technology:

No 66-1,Chungshan Road, Tucheng District, New Taipei City, Republic of China (Taiwan)

3.	Foxconn Assembly:

No.2, Zihyou Street, Tucheng Industrial Zone, Tucheng District, New Taipei City, Republic of China (Taiwan)

4.	Hon Hai:

No.2, Zihyou Street, Tucheng Industrial Zone, Tucheng District, New Taipei City, Republic of China (Taiwan)

(c)	Citizenship:

1.	Q-Run: Cayman Islands

2.	Foxconn Technology: Republic of China (Taiwan)

3.	Foxconn Assembly: Nevada, U.S.A.

4.	Hon Hai: Republic of China (Taiwan)

(d)	Title and Class of Securities: Class A common stock, par value US$0.0001, of the Issuer

(e)	CUSIP No.: 92858V101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Reporting person	Amount beneficially owned	Percent of class*	Sole power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Q-Run Holdings Ltd. (1)(3)	14,412,115	13.01%	14,412,115	0	14,412,115	0
Foxconn Technology Co., Ltd. (1)(3)	14,412,115	13.01%	14,412,115	0	14,412,115	0
Foxconn Assembly Holding Corporation (2)(3)	4,409,126	3.98%	4,409,126	0	4,409,126	0
Hon Hai Precision Industry Co., Ltd. (2) (3)	4,409,126	3.98%	4,409,126	0	4,409,126	0

*	Percent of class is based on 110,813,782 shares of Class A common stock of the Issuer outstanding and 76,814,638 shares of Class B common stock of the Issuer outstanding, as reported in the Issuer’s Form 10-Q filed with the SEC on November 10, 2021.

(1)	Q-Run is the record holder of 14,412,115 Class A common stock of the Issuer and is a wholly-owned subsidiary of Foxconn Technology. Foxconn Technology, through its ownership of Q-Run, may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own all of the Class A common stock of the Issuer held by Q-Run.

(2)	Foxconn Assembly is the record holder of 4,409,126 Class A common stock of the Issuer and is a wholly-owned subsidiary of Hon Hai. Hon Hai, through its ownership of Foxconn Assembly, may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own all of the Class A common stock of the Issuer held by Foxconn Assembly.

(3)	Q-Run and Foxconn Assembly formed an understanding to act together for the purpose of acquiring the Class A common stock of the Issuer, which may cause Q-Run and Foxconn Assembly to be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act. Each of Q-Run and Foxconn Technology expressly disclaims beneficial ownership of any securities beneficially owned or acquired by the Foxconn Assembly and Hon Hai and does not have any pecuniary interest therein. Each of Foxconn Assembly and Hon Hai expressly disclaims beneficial ownership of any securities beneficially owned or acquired by Q-Run or Foxconn Technology and does not have any pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Q-Run and Foxconn Assembly formed an understanding to act together for the purpose of acquiring the Class A common stock of the Issuer, which may cause Q-Run and Foxconn Assembly to be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act. Each of Q-Run and Foxconn Technology expressly disclaims beneficial ownership of any securities beneficially owned or acquired by the Foxconn Assembly and Hon Hai and does not have any pecuniary interest therein. Each of Foxconn Assembly and Hon Hai expressly disclaims beneficial ownership of any securities beneficially owned or acquired by Q-Run or Foxconn Technology and does not have any pecuniary interest therein.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable

Exhibits:

Exhibit 99.1	Joint Filing Agreement by and among Q-Run Holdings Ltd., Foxconn Technology Co., Ltd., Foxconn Assembly Holding Corporation and Hon Hai Precision Industry Co., Ltd., dated as of February 14, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Q-Run Holdings Ltd.

By:	/s/ Lee HAN-MING
Name:	LEE HAN-MING
Title:	Director

Foxconn Technology Co., Ltd.

By:	/s/ LU CHUN-FU
Name:	LU CHUN-FU
Title:	Chairman of the Board

Foxconn Assembly Holding Corporation

By:	/s/ YU HUANG, CHIU-LIAN
Name:	YU HUANG, CHIU-LIAN
Title:	Director

Hon Hai Precision Industry Co., Ltd.

By:	/s/ HUANG, TEH-TSAI
Name:	HUANG, TEH-TSAI
Title:	Chief Finance Officer